                                  EXHIBIT 12.2
                            AMERICAN EXPRESS COMPANY
          COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
                              (Dollars in millions)

                                    Three Months
                                       Ended
                                   March 31, 2002                           Years Ended December 31,
                                    -------------          ------------------------------------------------------------
                                     (Unaudited)            2001          2000          1999         1998         1997
                                    -------------          ------------------------------------------------------------
Earnings:
Pretax income from
   continuing operations                $  858             $1,596        $3,908        $3,438       $2,925       $2,750
Interest expense                           459              2,888         2,952         2,178        2,224        2,122
Other adjustments                           48                175           163           151          124          127
                                    -------------          ------------------------------------------------------------
Total earnings (a)                      $1,365             $4,659        $7,023        $5,767       $5,273       $4,999
                                    =============          ============================================================
Fixed charges:
   Interest expense                     $  459             $2,888        $2,952        $2,178       $2,224       $2,122
   Other adjustments                        40                170           165           152          129          129
                                    -------------          ------------------------------------------------------------
Total fixed charges (b)                 $  499             $3,058        $3,117        $2,330       $2,353       $2,251
                                    =============          ============================================================
Ratio of earnings
   to fixed charges (a/b)                 2.74               1.52          2.25          2.48         2.24         2.22


Included in interest expense in the above computation is interest expense related to the international banking operations of American Express Company ("American Express") and Travel Related Services' Cardmember lending activities, which is netted against interest and dividends and Cardmember lending net finance charge revenue, respectively, in the Consolidated Statements of Income.

For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest, the net loss of affiliates accounted for at equity whose debt is not guaranteed by American Express, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for at equity.

For purposes of the "fixed charges" computation, other adjustments include capitalized interest costs and the interest component of rental expense.